FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

June 20, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on June 20, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

June 20, 2025.

SCHEDULE A

HIVE Digital Technologies Surpasses 11 EH/s Bitcoin Hashrate Milestone as 100 MW Phase 1 in Paraguay Completed Ahead of Schedule - Company on Track to Reach 25 EH/s by Thanksgiving

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - June 20, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is pleased to announce it has surpassed 11 Exahash per second (EH/s) of global Bitcoin mining hashrate, achieving an operational hashrate of 11.4 EH/s. This milestone marks the early and successful completion of Phase 1 (100 MW) of HIVE's Yguazú site in Paraguay - a pivotal step in its mission to scale to 25 EH/s by American Thanksgiving 2025.

Over the past five weeks, HIVE has steadily increased its installed hashrate by approximately 1 EH/s per week, reaching 11 EH/s last week. The Company has since grown to 11.5 EH/s and expects to maintain this level under typical operating conditions. As summer temperatures rise across HIVE's Canadian data centers, minor fluctuations in daily hashrate are expected as the Company optimizes ASIC performance for seasonal conditions.

A Strategic, Sustainable Expansion

HIVE's expansion into Paraguay reflects its long-term vision of harnessing low-cost, 100% renewable hydroelectricity in nations aligned with U.S. interests and committed to sustainable growth. The Company has fully funded its expansion and is making significant progress with Phase 2 of its Paraguay build-out. New Bitmain S21+ Hydro ASICs have arrived and are being prepared for deployment in state-of-the-art hydro containers, with an expected ramp-up to 18 EH/s by late summer.

Photo: Momentum builds as HIVE prepares to launch its second 100 MW facility in Yguazú.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/256228_b7dbb46a34656a00_001full.jpg

Delivering Value for Stakeholders and Communities Alike

HIVE's investment in Paraguay goes beyond digital infrastructure - it's an investment in communities. In partnership with local authorities, HIVE has:

  Created hundreds of construction jobs, supporting the expansion of Paraguay's electrical grid infrastructure.
  Funded and implemented the installation of air conditioning units in junior schools, providing a better learning environment for children.
  Supported the installation of new night lighting across the streets of Valenzuela, enhancing public safety and quality of life.
  Committed to long-term economic benefits by paying for energy in U.S. dollars, reinforcing the local currency and promoting economic stability.

Photo: President and CEO Aydin Kilic, Operations Manager Carlos Torres, and Country President Gabriel Lamas at HIVE's Yguazú site.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/256228_b7dbb46a34656a00_002full.jpg

Leadership Commentary

Frank Holmes, Co-Founder and Executive Chairman of HIVE, stated: "Reaching 11 EH/s more than two weeks ahead of schedule demonstrates HIVE's ability to rapidly scale and operate at the highest levels. We're proud to build this state-of-the-art infrastructure in Paraguay - a nation that shares our long-term vision and embraces the benefits of sustainable digital infrastructure. Our expansion benefits both our shareholders and the local communities that host and support our facilities. We are well-positioned to continue this growth trajectory and are fully committed to reaching 25 EH/s by American Thanksgiving 2025."

Aydin Kilic, President and CEO of HIVE, added: "Having recently toured our sites in Paraguay, I'm deeply impressed by the quality, efficiency, and professionalism of our operations. Our data centers in Yguazú and Valenzuela are truly world-class facilities - a testament to the hard work of our team and the strong collaboration with local partners. We're on schedule to ramp to 18 EH/s this summer, and remain confident in achieving 25 EH/s by American Thanksgiving. Together, we're building a future where digital infrastructure and sustainable growth go hand-in-hand."

Photo: Aerial viewof HIVE's growing Yguazú campus.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/256228_b7dbb46a34656a00_003full.jpg

Upcoming Earnings Call

HIVE will release its fiscal Q4 and full-year results for the period ended March 31, 2025, on Thursday, June 26, 2025, before market open. An earnings conference call and webcast will follow at 8:00 AM EST.

Click here to register and participate.

About HIVE Digital Technologies Ltd.

Founded in 2017 as the first publicly-traded crypto miner on the TSX Venture Exchange, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered exclusively by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/256228